February 6, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Cellect Biotechnology Ltd. (CIK: 0001671502)
Registration Statement No. 333-229083 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Alliance Global Partners, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time, February 7, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we, acting on behalf of the several underwriters, will distribute as many electronic copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution.

By:	ALLIANCE GLOBAL PARTNERS

	By:	/s/ Thomas Higgins
Name: Thomas Higgins
Title: Managing Director, Investment Banking